Schedule A (EQUITY), dated December 10, 2018, to the Amended and Restated
Multiple Class of Shares Plan for Fidelity Index Funds

Fidelity Concord Street Trust

Fund/Class	Class Level Redemption Fee (as a % of amount redeemed)
Fidelity Total Market Index Fund:
Fidelity Total Market Index Fund[1]	None
Class F	None

1 A class of the fund